

May 7, 2012

<u>Via E-mail</u>
Mr. Liankuan Yang
Chief Executive Officer
Gold Horse International, Inc.
No. 31 Tongdao South Road Hohhot
Inner Nongolia, China 010030

      RE: Gold Horse International, Inc.
              Form 10-K for the Fiscal Year Ended June 30, 2011
              Filed September 28, 2011
              File No. 000-30311

Dear Mr. Yang:

We have reviewed your response letter dated April 24, 2012, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2011</u>

<u>Liquidity, page 41</u>

1. In your response to prior comment 1 you state you will "discuss the analysis in the Management's Discussion and Analysis if the cash requirement is material in future filings." We note the loan from the Bank of Jingu bears annual interest at over 16%, and your other loans have interest rates from 18% to 24%. Please confirm you will quantify your interest commitments in a footnote to the table of contractual obligations and provide us with an example of your intended future disclosure based on the status as of your June 30, 2011, year-end.

2. Your allowance for doubtful accounts at June 30, 2011, is $845,261, equal to 10% of accounts receivable. In future filings, please provide a detailed explanation of why this is reasonable, given you have had no bad debt expense in over three years. It appears you routinely receive payment on amounts aged over a year and such lapse times are routine

in your business. Please provide a detailed explanation of the reasons for this, with a view to supporting why these amounts are properly recorded as current accounts receivable at inception. Please confirm you routinely assess past collections experience in developing your estimate of doubtful accounts. Please explain why you "usually" make a full allowance on accounts receivables, other receivables and prepayments with aging over a year when circumstances indicate you routinely collect receivables past this time. Verify and disclose in future filings that you accrued losses from uncollectible receivables when your review indicates that it is <u>probable</u> the amounts will not be collected. Refer to paragraphs 35-8 and 35-9 of ASC 310-10-35.

3. In your response you state, "In FY 2011, a large amount of accounts receivable with long aging was collected due to completion of construction projects." Please provide us with an expanded explanation of this circumstance. For example, clarify the nature of the accounts receivable initially recorded, when the associated revenue was recorded, and why the accounting treatment was appropriate when it appears the customer did not pay you until much later when the construction projects were completed. Describe the material terms and conditions regarding recognition of revenue on these projects.

4. Please provide us with a similar explanation of the accounting treatment for the receivables from the Yuquan District Procuratorate and why they were not paid until much later.

5. Please clarify whether the negative amounts on Schedule C, provided with your April 24, 2012, response represent cash receipt of payments from the customers. If there are any exceptions, please provide a full explanation.

   You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Accounting Branch Chief